Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Rasna Therapeutics, Inc. on Form S-3 of our report dated November 30, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Rasna Therapeutics, Inc. as of September 30, 2017 and March 31, 2017 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the six months ended September 30, 2017 and for the year ended March 31, 2017 appearing in the Transition Report on Form 10-KT of Rasna Therapeutics, Inc. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

April 6, 2018